CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release Feb. 21, 2003 15:00

Share subscriptions in UPM-Kymmene’s convertible bonds issued in 1994, redemption starting from February 28, 2003

From January 2 to February 18 this year, bonds totalling EUR 36,084,735.40 of the convertible bond loan of EUR 161.5 million (FIM 960 million), issued in 1994, were converted into 1,673,490 UPM-Kymmene shares. An application will be submitted for listing the shares subscribed under the issue on the Helsinki Stock Exchanges as a new series as of February 25, 2003.

On December 17, 2002 UPM-Kymmene announced that in accordance with section 11 of the terms and conditions of the issue, the bonds will be redeemed and the redemption date is February 28, 2003. The bondholders who requested the conversion into UPM-Kymmene shares, will receive the converted shares. The bondholders who did not request conversion, will receive the principal of the bonds together with interest accrued until February 28, 2003 starting from the redemption date, however not later than within five (5) years from such redemption date. The redemption of the bonds at par and interest accrued will be due against the surrender of the bonds at the asset management branches of Nordea Bank Finland Plc and Sampo Bank plc branch offices offering banking services. No interest shall accumulate on the principal amount of the bonds after the redemption date, February 28, 2003.

By the end of the year 2002 conversions of bonds amounting to EUR 121,747,889.39 into 5,646,264 shares had been made. Including conversions during the period from January 2 to February 18, 2003, the total amount of conversions during the years 1994 to 2003 is EUR 157,832,624.79 and the number of shares converted is 7,319,754. The remaining EUR 3,627,815.16 will be redeemed.

In the issue, each bond of EUR 1.681,88 (FIM 10,000) entitled the holder to subscribe 78 shares, which resulted in a calculated conversion price per share of EUR 21.56. There are no restrictions on transferring or assigning the shares. Subscribers have not been charged any separate fees in connection with the conversion. The shares subscribed under the issue entitle holders to dividend for the first time for the financial period, during which the conversion has taken place. Other shareholders’ rights apply as soon as the increase in share capital has been entered into the Trade Register.

The company’s number of shares to be entered into the Trade Register on February 24, 2003 will increase to a total of 261,789,465 shares and the share capital will be EUR 445,042,090.50. An application will be submitted for listing the shares subscribed under the issue, as a new series, on the Helsinki Stock Exchanges as of February 25, 2003. The new shares will be combined with the existing series after the record date for the payment of dividend for the year 2002 on about March 25, 2003.

UPM-Kymmene Corporation has been granted permission by the Financial Supervision Authority on June 2, 1998 not to publish an Offering Circular for the shares to be subscribed based on the above mentioned bonds.

UPM-Kymmene Corporation

Pirkko Harrela,

Vice President, Corporate Communications

For additional information please contact:

Mr Jouko Taipale, Senior Vice President, Financial Control, UPM-Kymmene Corporation, tel. +358 (0)204 15 0069

DISTRUBUTION

Helsinki Stock Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations